Viking Energy Royaly Trust Announces

$320 Million Acquisition of KeyWest Energy Corporation and

$75 Million Convertible Extendible Debenture Financing

December 19, 2002

CALGARY, ALBERTA – Viking Energy Royalty Trust ("Viking") (VKR.UN - TSX) and KeyWest Energy Corporation ("KeyWest") (KWE - TSX) jointly announced today that they have executed an agreement to effect a business combination whereby Viking will acquire all of the outstanding shares of KeyWest for approximately $320 million, including assumed net debt of approximately $80 million.  In addition, certain petroleum and natural gas properties will be transferred to a separate company to be distributed to the KeyWest shareholders.

Plan of Arrangement

The business combination will be implemented pursuant to a Plan of Arrangement (the "Plan"), which provides that Viking will acquire all of the outstanding shares of KeyWest in exchange for consideration of $3.65 per share, payable on the basis of:

•

0.5214 of a Viking trust unit to a maximum aggregate of 28 million units.

•

$3.65 per share in cash to a maximum aggregate cash amount of $66 million.

In the event that all KeyWest shareholders elect cash, the consideration payable for each share will be comprised of $1.00 cash and 0.3786 of one trust unit.

KeyWest shareholders will also receive, for each ten shares of KeyWest, one share of a newly incorporated company ("NewcoNewCo"), which will hold substantial Alberta explorationory and development properties, including approximately 11,760 net acres of undeveloped land and daily production of approximately 120 barrels of oil equivalent ("boe") per day:1).  In addition, NewCo will have the right to farmin on up to 65,000 acres of undeveloped land in the combined Viking / KeyWest land base.  Viking will benefit from NewCo’s active evaluation of the lands and retains the right to participate for up to 50% of the prefarmount interest.

ShareholdersShareholders of KeyWest will be asked to approve the Plan at a special meeting of shareholders to be scheduled for February 2003.

The directors of each of Viking and KeyWest have unanimously approved the transaction.  Scotia Capital has acted as the financial advisor to Viking in conjunction with the Plan.  KeyWest's Board has concluded the transaction is in the best interests of shareholders and has agreed to recommend the shareholders vote in favour of the Plan.  The senior officers and directors of KeyWest are fully supportive of the Plan and have committed to vote their shares in favour of the Plan. KeyWest Shareholdersshareholders holding approximately 10% of the issued and outstanding shares have committed to executed Lockup Agreements evidencing such commitment.  Griffiths McBurney & Partners acted as financial advisors for KeyWest and have provided KeyWest's Board of Directors with an opinion that the consideration to be received by the shareholders of KeyWest is fair from a financial point of view.

The Plan will provide KeyWest shareholders the opportunity to realize the value of KeyWest's existing developed reserves through participation in a significant and growing royalty trust, while retaining ownership of KeyWest's exploration prospects and certain development opportunities through ownership in NewCo.  As Viking unitholders, they will receive monthly cash distributions currently established at $0.10 per unit.  All Viking unitholders are expected to benefit from the cash flow accretion from the transaction, and the current robust commodity price environment.

Bought Deal Financing

In conjunction with the transaction, Viking is also pleased to announce that it has entered into an agreement, on a bought deal basis, with a syndicate of underwriters led by Scotia Capital and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. and Raymond James Ltd., for a concurrent offering of $75 million aggregate principal amount of convertible extendible unsecured subordinated debentures (the "Convertible DDebentures").  The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 10.50%, and an initial maturity date of April 30, 2003, but will be automatically extended to mature on January 31, 2008 upon closing ofif the transaction is completed.  If the transaction does not close on or before April 30, 2003 or if the transaction is terminated at an earlier time, the Convertible Debentures will mature on the initial maturity date.

The Convertible Debentures will be convertible into trust units of Viking at $7.25 per trust unit plus accrued and unpaid interest.  The net proceeds of the offering will be used to fund the acquisition of KeyWest, to reduce bank indebtedness and for general corporate purposes.  The offering is expected to close on or before January 15, 2003.

The offering of the Convertible Debentures is being made only in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities.  The Convertible Debentures will not be and have not been registered under the United States Securities Act of 1933 and will not be offered or sold in the United States.

Financial and Operational Benefits of Acquisition

This represents Viking's first transaction since unitholders approved the internalization of its management, and accordingly, no acquisition fee will be paid to the Manager.

Viking will achieve a number of key financial and operational benefits from the transaction, including:

•

Growing cash flow per unit by approximately 13%.

•

Increasing production per unit by approximately 17%.

•

Enhancing market liquidity by increasing market capitalization of the units to $565 million, up from $390 million.

•

Diversifying its property base and adding three significant new core properties bringing total trust production to over 20,000 boe/d.

•

Lowering pro forma operating costs per barrel by approximately 16%.

•

Obtaining additional light oil production with predictable production profiles and minimal capital requirements.

Kirk Purdy, Chief Executive Officer of Viking, stated that, “The acquisition of KeyWest is very positive on key financial and operational measures, and demonstrates Viking’s ability to continue growing per unit cash distributions and production.  We are very pleased KeyWest management is in full support of the Plan and believe it reflects an attractive offer to KeyWest shareholders.”

Mr. Purdy added, "KeyWest has a portfolio of high quality, assets that are well suited to our trust operations.  In addition, KeyWest has a significant inventory of low-risk optimization and exploitation opportunities, which will provide low risk production and reserve additions to enhance and sustain our production base."

Harold Pedersen, President of KeyWest, stated, "The transaction with Viking recognizes the value of KeyWest's the portfolio of high quality, producing assets assembled over the past four years.  Viking has an excellent management team with a demonstrated ability to create value for unitholders."

KeyWest is currently producing approximately 8,600 boe per day, of which approximately 78% is crude oil.  Viking's daily production will increase to in excess of 20,000 boe per day, and the combined production mix will be approximately 68% light and medium oil, and 32% natural gas. Viking's combined reserve base will increase to approximately 62 million boe of proven reserves and 74 million boe of established reserves, representing a combined established reserve life index of 10.1 years.  The transaction is neutral to net asset value, on a per unit basis.

NewCo

Members of the current KeyWest management, who will form the nucleus of the NewCo management team, plan to continue their successful strategy of growth through drilling and acquisitions.

Non-Completion Fee

KeyWest’s Board of Directors has agreed to pay Viking a non-completion fee of $7.7 million if the transaction is not completed under certain conditions.  Key west has agreed not to solicit proposals from other parties.  The Plan will be subject to receipt of all regulatory and shareholder approvals.

Forward Looking Statements

This news release contains forward-looking information and the reader is cautioned that some estimates are used and may prove to be incorrect.  Actual results realized may vary materially from the information provided in this presentation.  As a result, there is no representation by Viking Energy Royalty Trust or KeyWest that actual results realized in the future will be the same in whole or in part as those presented herein.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction.  The Viking unitsUnits offered pursuant to the business combination will not be and have not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration.

For further information:

A. Kirk Purdy

President and CEO

or

Wayne King

Senior Vice-President and CFO

Viking Energy Royalty Trust

c/o Viking Management Ltd.

Suite 400 Calgary Place

330 – 5th Avenue S.W.

Calgary, Alberta  T2P 0L4

Phone:

(403) 268-3175

Email:

vikingin@viking-roy.com

Internet:

www.vikingenergy.com

Harold V. Pedersen

President

or

Mary C. Blue

Executive Vice-President

or

Carrie L. McLauchlin

Vice-President Finance

KeyWest Energy Corporation

1200, 520 – 5th Avenue S.W.

Calgary, Alberta  T2P 3R7

Phone:

(403) 261-2766

Internet:

www.keywestenergy.com